February 22, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Victor Rivera Melendez

Re:	GSR II Meteora Acquisition Corp.

Registration Statement on Form S-1

File No. 333-261965

Dear Mr. Melendez:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Oppenheimer & Co. Inc., as the underwriter for this offering, hereby join in the request of GSR II Meteora Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Eastern Time) on Wednesday, February 23, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that as of the date hereof we have distributed approximately 175 copies of the Company’s Preliminary Prospectus dated December 30, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name:	Peter Bennett
Title:	Managing Director